UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                          FORM 12B-25

                  NOTIFICATION OF LATE FILING
                                                  SEC FILE NUMBER
                                                       0-9019

                                                   CUSIP  NUMBER
                                                    879905-40-4


(CHECK ONE): [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F
             [X] Form 10-Q  [ ] Form N-SAR

             For Period Ended: SEPTEMBER 30, 1996

             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR

             For the Transition Period Ended:

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.
   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

TELETEK, INC.
Full Name of Registrant

N/A
Former Name if Applicable

1771 E. Flamingo Road, Suite 111A
Address of Principal Executive Officer (Street and Number)

Las Vegas, Nevada  89119
City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K,10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

    The Company could not timely file its Form 10-Q for the quarter ended September 30, 1996 due to the recent discovery of certain material information which required revisions to the Company's financial statement disclosure.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Thomas A. Mills                  702                734-4898
                (Name)                  (Area Code)         (Telephone Number)

(2) Have  all other periodic reports required under Section
    13  or 15(d) of the Securities Exchange Act of 1934  or
    Section 30 of the Investment Company Act of 1940 during
    the preceding 12 months or for such shorter period that    X Yes       No
    the registrant was required to file such report(s) been filed? If answer is no, identify report(s).


(3) Is  it  anticipated  that  any  significant  change  in
    results of operations from the corresponding period for
    the  last fiscal year will be reflected by the earnings    X Yes       No
    statements to be included in the subject report or portion thereof?

   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company will report that total revenues for the quarter ended September 30, 1996 were approximately $23.0 million compared to total revenues of approximately $3.9 million for the same period during the prior year, and net income for the quarter ended September 30, 1996 was $571,717 compared to net income of $435,611 for the same period during the prior year.


                               Teletek, Inc.
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 14, 1996         By /s/ John M. Vergiels
                                    John M. Vergiels
                                     Chairman of the Board

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and tile of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION
  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                       VIOLATIONS (SEE 18 U.S.C. 1001).

                                       2